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                                                                   Exhibit 12(e)

April 30, 2003

Allmerica Select Emerging Markets Fund
c/o Allmerica Investment Trust
440 Lincoln Street
Worcester, MA 01653

Allmerica Select International Equity Fund
c/o Allmerica Investment Trust
440 Lincoln Street
Worcester, MA 01653

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement"), dated January 7, 2003, between Allmerica Investment Trust (the "Trust"), on behalf of Allmerica Select Emerging Markets Fund ("Target Fund"), and the Trust on behalf of Allmerica Select International Equity Fund ("Acquiring Fund"). The Agreement describes a proposed transaction (the "Transaction") to occur on April 30, 2003, or such other date as may be decided by the parties (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund, following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain federal income tax consequences of the Transaction is furnished to you pursuant to Sections 8(h) and 9(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

Acquiring Fund is a series of the Trust. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

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                                       -2-

Allmerica Select Emerging Markets Fund                            April 30, 2003
Allmerica Select International Equity Fund

For purposes of this opinion, we have considered the Agreement, the Acquired Fund Proxy Statement, the Registration Statement (including the items incorporated by reference therein), and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund dated as of the date hereof, support the conclusion that Acquiring Fund will continue the historic business of Target Fund as an open-end, actively-managed investment company that seeks long-term growth of capital by investing primarily in equity securities of companies that are either organized or have their principal activities or interests outside of the U.S. ("non-U.S. companies") (although Acquiring Fund will also seek current income from such investments).

The comparison using data from the comparison dates (as such term is defined in paragraph 5 of the letter from Acquiring Fund) demonstrated a significant overlap of the type of securities in which the Funds invested; each Fund invested at least 80.6 percent of its assets in common stocks and at least 95.5 percent of its assets in equity- or equity-type securities (common and preferred stocks and warrants). In addition, the comparison indicated that the vast preponderance (at least 95.5 percent) of each Fund's assets consisted of stock or securities issued by non-U.S. companies. The degree of diversification of the portfolios across different countries was similar; the three countries in which Acquiring Fund invested most heavily constituted 54.5 percent of its net assets, the three countries in which Target Fund invested most heavily constituted 47.6 percent of its net assets, and neither Fund invested more than 28.6 percent of its assets in any single country.

Also, the comparison showed a significant overlap in the industry sectors in which both Funds invested. Each Fund invested at least 52.6 percent of its net assets in the following six sectors: banking, electronics, oil and gas, telephone systems, beverages, food and tobacco, and financial services. In addition, each Fund invested at least 62.6 percent of its net assets in five broader industry sector categories--the technology sector category, the communications sector category, the industrial and heavy manufacturing sector category, the financial sector category, and the natural resources sector category. In addition, neither Acquiring Fund nor Target Fund invested more than
16.9 percent of its assets in any one sector or more than 44.7 percent of its assets in any four sectors, and each Fund invested at least 2.0 percent of its assets in each of exactly 13 different sectors. Furthermore, neither Acquiring Fund nor Target Fund invested more than 26.1 percent of its assets in any one broader industry sector category or more than 40.5 percent of its assets in any two broader industry sector categories, and each Fund invested at least 10.7 percent of its assets in each of four broader industry sector categories.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that for federal income tax purposes:

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Allmerica Select Emerging Markets Fund                            April 30, 2003
Allmerica Select International Equity Fund

      (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

      (ii) No gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

      (iii) The basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

      (iv) The holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

      (v) No gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

      (vi) No gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

      (vii) The aggregate basis of Acquiring Fund Shares that a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

      (viii) A Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

      (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code. Acquiring Fund will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations thereunder.

In connection with this opinion we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company that invested in corporate stocks and bonds by an investment company that invested in municipal bonds. Specifically, the

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Allmerica Select Emerging Markets Fund                            April 30, 2003
Allmerica Select International Equity Fund

IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business, namely, to achieve long-term growth of capital for the benefit of their respective stockholders by investing primarily in common stocks of non-U.S. companies, spread across a broad range of individual industry sectors and a number of the same broader industry sector categories (although Acquiring Fund will also seek current income from such investments). After the Transaction, Acquiring Fund will continue that business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of certain investments formerly held by Target Fund in order to conform with its criteria for the selection of investments, it will apply the same criteria to its own historic investments. All proceeds generated by all such dispositions will be reinvested in a manner fully consistent with the shared historic investment policies of both Funds (except that such investments may not reflect Target Fund's historic focus on companies located or primarily operating in countries with emerging markets and may reflect Acquiring Fund's goal of seeking, in addition to capital appreciation, current income, which was not a goal of Target Fund). In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund--by investing primarily in common stocks of non-U.S. companies, to achieve, in part, long-term capital growth, for the benefit of, among others, the historic stockholders of Target Fund--and as a result, the continuity of business enterprise doctrine will be satisfied. Because Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray

Ropes & Gray